UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                     800013
                                 (CUSIP Number)

                        Estate of Dewey R. Sanderson, Jr.
                           225 North Thirteenth Avenue
                            Laurel, Mississippi 39440
                                 (601) 649-1336
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 3, 2002
            Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013

1)       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                  Estate of Dewey R. Sanderson, Jr.
                  64-6219930

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                  (a)
                  (b)

3)       SEC USE ONLY


4)       SOURCE OF FUNDS (See Instructions)

                  Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Estate subject to the laws of the State of Mississippi


                                    (7)     SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                                2,967,403  shares of Common  Stock,
                                            $1.00 par value per share  (Common
                                            Stock)
OWNED BY
EACH                                (8)     SHARED VOTING POWER
REPORTING
PERSON                                      0 shares of Common Stock
WITH
                                    (9)     SOLE DISPOSITIVE POWER

                                            2,967,403 shares of Common Stock

                                    (10)    SHARED DISPOSITIVE POWER

                                            0 shares of Common Stock

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,967,403 shares of Common Stock

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)


13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  22.85%

14)      TYPE OF REPORTING PERSON (See Instructions)

                                  SCHEDULE 13D

Preliminary Statement

         The Reporting Person files this Schedule 13D to report the sale of 301,079 shares of Sanderson Farms, Inc. common stock on January 3, 2002 to Sanderson Farms, Inc. as described in Item 5.

         ITEM 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the Common Stock), of Sanderson Farms, Inc. a Mississippi corporation (the Company), whose principal executive offices are located at 225 N. 13th Avenue, Laurel, Mississippi 39440.

         ITEM 2.  Identity and Background.

         (a) This statement is filed on behalf of the Estate of Dewey R. Sanderson, Jr. (the Estate).

         (b)      The Estate's address is 225 North 13th Avenue,
                  Mississippi 39440

         (c)      Not applicable.

         (d) During the last five years, the Estate has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

         (e) During the last five years, the Estate has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Estate is subject to the laws of the State of Mississippi.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.

ITEM 4.  Purpose of Transaction.

         On December 2, 1999, Dewey R. Sanderson, Jr. died. The shares of Common Stock that Mr. Sanderson owned of record are now beneficially owned by the Estate, except for shares the Estate has disposed of since that date. The Co-executors of the Estate are the decendent's two sons, Robert Buck Sanderson and Hugh V. Sanderson, who were qualified as co-executors of the Estate (the "Co-Executors").

         The Estate does not have any plans or proposals that relate to or would result in any of the following actions, except as set forth below and in the last paragraph of this Item 4:

         acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent (which heirs and legatees are primarily the decedents children, as the decedents widow has disclaimed and renounced any and all interest in the Common Stock of the Estate bequeathed to her or to which she may otherwise be entitled under the Mississippi laws of descent and distribution), and other than sales of Common Stock of the Company from time to time to the extent required to pay obligations of the Estate, including the existing bank loan described in Item 6;

         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

         any material change in the present capitalization or dividend policy of the Company;

         any other material change in the Company's business or corporate structure;

         changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         any action similar to any of those enumerated above.

         Each of the Co-Executors is a director of the Company and, as such, participates in deliberations of the Board of Directors that could involve actions such as the foregoing from time to time; and, in keeping with their fiduciary duties to the Estate, make proposals or recommendations to the Board of Directors that could involve actions such as the foregoing from time to time.

         ITEM 5.  Interest in Securities of the Issuer.

         (a)       The Estate is the beneficial owner of 2,967,403 shares of
Common Stock,   representing approximately 22.85% of the shares of Common
Stock of the Company outstanding. The amount reported in Amendment 2 to Schedule 13D was 3,268,482. The difference results from the Estate's sale of 301,079 shares on January 3, 2002, at a price of $20.42 per share, which was the closing price per share on NASDAQ ON January 2, 2002. The sale was consummated as a private transaction between the Estate and the Company under the Company's stock repurchase program.

         (b) The Co-Executors of the Estate share the power to vote or to direct the vote and to dispose or to direct the disposition (including selling or encumbering the shares or distributing them to heirs and legatees) of the 2,967,403 shares of Common Stock beneficially owned by the Estate. Pursuant to Rule 13d-4 of the Exchange Act, each of the Co-Executors disclaims the beneficial ownership of the 2,967,403 shares of Common Stock beneficially owned by the Estate.

         Robert Buck Sanderson is employed as Corporate Live Production Assistant of the Company and is a member of the Board of Directors of the Company. Hugh V. Sanderson is employed as the Manager of Customer Relation of the Company and is a member of the Board of Directors of the Company. The business address for each of them is 225 N. 13th Avenue, Laurel, Mississippi 39440. During the last five years, neither of them has been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. They are both citizens of the United States.

         (c) During the past sixty days, the Estate has not effected any transactions involving the Common Stock of the Company, other than as described in Item 6.

         (d) To the knowledge of the Estate, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,967,403 shares of Common Stock beneficially owned by the Estate.

         (e)      Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect
              to Securities of the Issuer.

         Pursuant to a Pledge Agreement dated as of September 2, 2000 (the Pledge Agreement) by and between Union Planters Bank, N.A. (the Lender) and the Co-Executors of Estate, not individually but solely in their capacities as co-executors, the Estate pledged 1,703,364 of its shares of Common Stock to secure its obligations under the Credit Agreement dated as of September 2, 2000 (the Credit Agreement) by and between the Lender and the Co-Executors, not individually but solely as co-executors. The Credit Agreement pertains to borrowings of $6,148,050, the proceeds of which were used primarily to pay estate taxes. Copies of the Credit Agreement and the Pledge Agreement are filed as exhibits to this Schedule 13D.

         Description of the contents of any document referred to in this
Schedule 13D and filed as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith.

ITEM 7.  Material to be Filed as Exhibits.

EXHIBIT 1 Credit Agreement dated as of September 2, 2000 among Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A. (incorporated by reference to Exhibit 1 to Amendment 1 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on September 2, 2000).

EXHIBIT 2 Pledge Agreement dated as of September 2, 2000 by and between Robert Buck Sanderson and Hugh V. Sanderson, not individually but solely as co-executors of the Estate of Dewey R. Sanderson, Jr., deceased, and Union Planters Bank, N.A. (incorporated by reference to Exhibit 2 to Amendment 1 to Schedule 13D filed by the Estate of Dewey R. Sanderson, Jr. on September 2, 2000).

EXHIBIT 3 Stock Purchase Agreement dated January 3, 2002 between Sanderson Farms, Inc. and Hugh V. Sanderson and Robert Buck Sanderson as Co-Executors of the Estate of Dewey R. Sanderson, Jr. and not in their individual capacities.


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 ESTATE OF DEWEY R. SANDERSON, JR.



                                 By:/s/ Robert Buck Sanderson, Co-Executor
                                    --------------------------------------
                                        Robert Buck Sanderson, Co-Executor



                                 By:/s/ Hugh V. Sanderson, Co-Executor
                                    --------------------------------------
                                        Hugh V. Sanderson, Co-Executor

                                        Dated: January 18, 2002